

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Ulrich Körner
Chief Executive Officer
Credit Suisse AG
Paradeplatz 8, 8001
Zurich, Switzerland

> **Re: Credit Suisse AG**
> **Registration Statement on Form F-3**
> **Filed June 8, 2023**
> **File No. 333-272539**

Dear Ulrich Körner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sebastian Sperber, Esq.